The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

March 5, 2021

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Anu Dubey

Mindy Rotter

Re:	Northern Lights Fund Trust II (the “Trust” or “Registrant”) Registration Statement Under the Securities Act of 1933 on Form N-14, filed on February 5, 2021 File Numbers 333-252794; 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on March 4, 2021 (the “Comments”), relating to the Registration Statement Under the Securities Act of 1933 filed on Form N-14 (the “Registration Statement”) on February 5, 2021, regarding the reorganization (the “Reorganization”) of the Two Oaks Diversified Growth and Income Fund (the “Acquired Fund”), a series of the Trust, into the North Star Opportunity Fund the “Acquiring Fund” and together with the Acquired Fund, collectively referred to as the “Funds”), a series of the Trust, and the Registrant’s comment response letter filed as EDGAR correspondence on March 3, 2021 (the “Comment Response Letter”). A pre-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence. Defined terms used and not defined herein have the meanings given to them in the Registration Statement.

I.	Legal Examiner’s Comments

General

Comment #1

Please confirm that a delaying amendment will be filed on March 5, 2021, before this N-14 goes effective automatically on March 8, 2021.

Response #1

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March 5, 2021 Page 2

The Registrant confirms that a delaying amendment will be filed on March 5, 2021.

Comment #2

The Staff disagrees with the Registrant’s response to comment #2 in the Comment Response Letter. The Staff believes a proposal to adjourn if insufficient votes to approve are not received is a matter for which discretionary authority may not be exercised per the exceptions in Rule 14a-4(c). Additionally, the Staff believes the proposed solution of voting proxies received for the reorganization as for adjournment and those received against the reorganization as against adjournment is an improper bundling of proposals. The Staff believes the proposal to adjourn is a substantive matter that should be set forth separately. The Staff notes it cannot accommodate a request for acceleration if a separate proposal to adjourn is not added or the language regarding adjourning the meeting if insufficient votes to approve are not received is removed

Response #1

The Registrant has revised the Proxy Statement to include the following additional proposal for consideration by shareholders of the Acquired Fund at the Meeting:

Proposal 3: If necessary, to adjourn or postpone the Meeting to permit further solicitation of proxies in the event that a quorum does not exist or a quorum exists but there are not sufficient votes at the time of the Meeting to approve the Proposals.

II.	Accountant’s Comments

Fee Table

Comment #1

Please provide the updated hypothetical expense example in correspondence and confirm that both the updated fee table as well as the hypothetical expense example will be updated in the amendment.

Response #1

The Registrant confirms that the updated fee table and the hypothetical expense example will be included in the amendment. The updated hypothetical expense example is also included below:

Expense Example

The following example is intended to help you compare the cost of investing in each Fund with the cost of investing in other mutual funds. The example assumes you invest $10,000 in each Fund for the time periods indicated and then redeem your shares at the end of the period. The example also assumes that your investment has a 5% return each year and that each Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Fund	Share Class	1 Year	3 Years	5 Years	10 Years
Acquired Fund	Class A	$733	$1,069	$1,420	$2,427
Acquiring Fund	Class A	$725	$1,039	$1,376	$2,325
Acquiring Fund Pro Forma Combined	Class A	$725	$1,039	$1,376	$2,325

March 5, 2021 Page 3

Capitalization Table

Comment #2

Please provide the updated capitalization table in correspondence that includes the reference that the information is unaudited, totals for all the classes, and corrections to cross footings and numerical errors are addressed. In addition, please confirm in correspondence that the updated capitalization table will be included in the amendment.

Response #2

The Registrant has revised the capitalization table per the comment and confirms that the updated capitalization table will be included in the amendment. The updated capitalization table is also provided below:

	Acquired Fund	Acquiring Fund	Pro Forma Adjustment	Acquiring Fund - Pro Forma Combined
Net Assets ($) (Unaudited)
Class A	29,029,418	22,596,550	-	51,625,968
Class I	N/A	119,916,450	-	119,916,450
Class R1	N/A	0	-	0
Total	29,029,418	142,513,000	-	171,542,418

Net Asset Value Per Share ($) (Unaudited)
Class A	15.40	17.69	-	17.69
Class I	N/A	17.64	-	17.64
Class R1	N/A	N/A	-	N/A

Shares Outstanding (Unaudited)
Class A2	1,885,056	1,277,523	-	2,918,370
Class I	N/A	6,799,305	-	6,799,305
Class R1	N/A	0	-	0
Total	1,885,056	8,076,828	-	9,717,675

 1The Acquiring Fund has registered but does not currently offer Class R shares.

2The Acquired Fund shares will be exchanged for the Class A shares of the Acquiring Fund at the Class A shares’ ending NAV calculated as of the Effective Time.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum